SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          ________________

                             240.13d-102
                                 SCHEDULE 13G

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
(S)240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO (S)240.13D-2

                             (Amendment No.  1 )*
                                           -----

                         Brazos Sportswear, Inc.
                  -------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  -------------------------------------------
                        (Title of Class of Securities)

                              866875107
                              ------------------
                                (CUSIP Number)

                    December 31, 1998
-----------------------------------------------------------
               Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [_] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

------------------------
  CUSIP NO. 866875 10 7                      13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6     307,552

     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8    307,552

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    307,552

------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10                                                          [_]
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11    6.96%

------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    HC
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                                     Page 2

------------------------
  CUSIP NO. 866875 10 7                 13G
------------------------
------------------------------------------------------------------
-------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America National Trust & Savings Association
------------------------------------------------------------------
-------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
(a) [_]

(b) [_]
------------------------------------------------------------------
-------------
      SEC USE ONLY
 3
------------------------------------------------------------------
-------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------
-------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            307,552

      SHARES       -----------------------------------------------
------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------
------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             307,552

      PERSON       -----------------------------------------------
------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------
-------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    307,552
------------------------------------------------------------------
-------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
10
------------------------------------------------------------------
-------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11        6.96%
------------------------------------------------------------------
-------------
      TYPE OF REPORTING PERSON*
12    BK
------------------------------------------------------------------
-------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1  (a)  Name of Issuer:            Brazos Sportswear, Inc.

        (b)  Address of Issuer's        4101 Founders Blvd.
             Principal Executive        Batavia, Ohio 45103
           Offices:


Item 2  (a)  *Names of Persons Filing:
                                   BankAmerica Corporation (BAC)
                                   Bank of America NT&SA (BANTSA)

        (b)  Address of Principal
           Business Offices:       See Annex I

        (c)  Citizenship:               See Annex I

        (d)  Title of Class of            Common Stock
             Securities:


        (e)  CUSIP Number:              866875 10 7


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
           or (c), check whether the person filing is a:

             (a) [_]   Broker or Dealer registered under Section
15 of the Act
                    (15 U.S.C. 78o)

             (b) [x]   Bank as defined in Section 3(a)(6) of the
Act (15                       U.S.C. 78c)

             (c) [_]   Insurance Company as defined in Section
3(a)(19) of the
                       Act (15 U.S.C. 78c)

             (d) [_]   Investment Company registered under Section
8 of the
                       Investment Company Act (15 U.S.C. 80a-8)


_____________
* The filing parties previously filed a Schedule 13D with respect to this issuer. This Schedule 13G is filed primarily to convert such Schedule 13D into a Schedule 13G.

           (e) [_]   An investment adviser in accordance with
(S)240.13d-
                    1(b)(1)(ii)(E)

             (f) [_]   An employee benefit plan or endowment fund
in accordance
                    with (S)240.13d-1(b)(1)(ii)(F)

             (g) [x]   A parent holding company or control person
in accordance
                    with (S)240.13d-1(b)(ii)(G)

           (h) [_]   A savings association as defined in Section
3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i) [_]   A church plan that is excluded from the
definition of an
                    investment company under section 3(c)(14) of
the
                    Investment Company Act of 1940 (15 U.S.C. 80a-
3)

           (j) [_]   Group, in accordance with (S)240.13d-
1(b)(1)(ii)(J)


If this statement is filed pursuant to (S)240.13d-1(c), check this box. [X]



Item 4       **Ownership

 With respect to the beneficial ownership of the reporting entity as of 12-31-98, see Items 5 through 11, inclusive, of the
respective cover pages of this Schedule 13G applicable to such entity which are incorporated herein by reference.
___________


**   By virtue of the corporate relationships between Reporting
Persons as
     described in Item 7, BAC (the parent company) may be deemed to possess
     indirect beneficial ownership of shares beneficially owned directly by its
     subsidiaries. Similarly, higher tier BAC subsidiaries may be
deemed to      possess indirect beneficial ownership of shares
beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared
between entities due to their      corporate relationships.

Item 5       Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6       Ownership of More than Five Percent on Behalf of
Another Person.

             Not Applicable.


Item 7       Identification and Classification of the Subsidiaries
Which
             Acquired the Security Being Reported on by the Parent
Holding
             Company.

             See Annex I.


Item 8       Identification and Classification of Members of the
Group.

             Not Applicable.

Item 9       Notice of Dissolution of Group.

             Not Applicable.


Item 10     Certification.

[x_]      By signing below I certify that, to the best of my
knowledge and
          belief, the securities referred to above were acquired
and are held
          in the ordinary course of business and were not acquired
and are             not held for the purpose of or with the effect
of changing or
          influencing the control of the issuer of the securities
and were            not acquired and are not held in connection
with or as a                  participant in any transaction
having that purpose or effect.               (13d-1(b)).

[ ]       By signing below I certify that, to the best of my
knowledge and            belief, the securities referred to above
were not acquired and are          not held for the purpose of or
with the effect of changing or               influencing the
control of the issuer of the securities and were            not
acquired and are not held in connection with or as a
          participant in any transaction having that purpose or
effect.             (13d-1(c)).

SIGNATURE
----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 1998


     BANKAMERICA CORPORATION*

     BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*



*By: STEPHEN A DOYLE

     Stephen A Doyle
     Vice President
     Corporate Compliance

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: December 31, 1998


     BANKAMERICA CORPORATION*

     BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*



*By: STEPHEN A DOYLE

     Stephen A Doyle
     Vice President
     Corporate Compliance

                              Annex I

     This Annex identifies certain entities which may be filing parties of the attached Schedule or which may be referred to in the filing.



I.   (a)  BankAmerica Corporation ("BAC") is a Delaware
corporation.  It              wholly owns BANTSA.

     (b)  registered bank holding company

(c)  Principal office and principal place of business:
     NationsBank Corporate Center
     100 N. Tryon
     Charlotte, North Carolina  28255-0001


II.  (a)  Bank of America National Trust and Savings Association
("BANTSA")          is a national banking association organized
under the laws of the         United States.

     (b)  national bank

     (c)  Principal office and principal place of business:
          555 California Street, Suite 2600
          San Francisco, CA  94104